Sub-Item 77H: Changes in control of Registrant

Acquiring control of T. Rowe Price Institutional Global Large-Cap Equity Fund

As of April 30, 2009, State Street Bank and Trust as TTEE For Master Trust For Defined Benefit Plans of Syngenta Corporation (“Shareholder”) owned less than 25% of the outstanding shares of the T. Rowe Price Institutional Global Large-Cap Equity Fund (“Fund”). As of October 31, 2009, Shareholder owned 9,667,431.190 shares of the Fund, which represented 42.92% of the outstanding shares of the Fund. Accordingly, the Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held.